News for Immediate Release

Electrovaya Awarded New US Patent for Lithium Ion Electrode

New Patent for Microstructure Characteristics of Non-NMP produced lithium ion electrode that enables higher energy density lithium ion batteries

Toronto, Ontario - June 30th,2022 - Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a leading lithium-ion battery technology and manufacturing company, today announced the receipt of a US patent for a unique battery electrode microstructure with superior distribution of active and non-active materials. The US Patent number is US11,355,744B2 and is titled Lithium Ion Battery Electrode with Uniformly Dispersed Electrode, Binder and Conductive Additive.

"This patent covers some unique attributes of battery electrodes made through Electrovaya's proprietary NMP-free technology. This potentially allows for thicker electrodes to be produced with higher performance and energy density." said Dr. Raj DasGupta, CEO of Electrovaya. "This technology could be especially impactful when paired with very high energy density anode materials like lithium metal or silicon based materials for next generation lithium ion batteries. In these cases, the ability to produce cathodes that match next generation anode materials in capacity is limited with the current state of the art technologies. Finally, the Electrovaya technology allows for electrodes to be produced without the use of toxic NMP solvents, thereby providing an environmentally friendly manufacturing process." continued Dr. DasGupta.

Electrovaya continues to spend significant effort on its research and development activities for next generation lithium ion batteries at its dedicated Electrovaya Labs division site and establishing new intellectual property is one of the company's key priorities.

"Innovations such as these, which Electrovaya is pioneering, are part of the Company's contribution to the much-needed global energy transition to address climate challenges." said Dr. DasGupta.

For more information, please contact:

Investor & Media Contact:

Jason Roy; jroy@electrovaya.com

Tel: 905-855-4618

Web: www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc.(TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the ability of the Company's battery electrode microstructure technology to allow for thicker electrodes to be produced with higher performance and energy density and the effect of their manufacture on the environment, and the deployment of the Company's products by the Company's customers f, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "potentially," "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. There is no guarantee for improved performance or energy density from the Company's newly patented electrode microstructure technology and there are elements of risk associated with the implementation of new technology in lithium ion batteries. The Company's Solid State batteries are not being sold commercially and should be considered as a research product. The coating technology described has not been proven at scale and may not be feasible for mass production. Important factors that could cause actual results to differ materially from expectations include but are not limited to behaviour of research-level product at commercial scale and the feasibility of commercial production, macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.